SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: FEBRUARY 28, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

PSi TECHNOLOGIES REPORTS FOURTH QUARTER 2007 RESULTS

Manila, Philippines – February 28, 2008 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the fourth quarter ended December 31, 2007:

Fourth Quarter Financial Results

The fourth quarter revenue totaled $23.5 million, an increase of 4.3% as compared to $22.5 million in the previous quarter, and a decline of 5.6% as compared to the same quarter in 2006. The increase in sales over third quarter was largely driven by a steady increase in our standard package for high power, medium current and fast-switching power devices.

The top five customers for the fourth quarter of 2007 (in alphabetical order) were Infineon Technologies, NXP Semiconductors, ON Semiconductors, Power Integrations, and ST Microelectronics. The products assembled and tested for these customers are used in various end user applications, such as automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

The cost of sales increased from $21.3 million in the third quarter of 2007 to $ 22.7 million in the fourth quarter. The increase is attributable to raw materials and the strong Philippine Peso. The higher cost of raw materials in the fourth quarter was largely driven by the increase in copper, gold and oil-based materials, and an increase in sales volume of packages with a higher raw materials component. As a result, gross profit was $0.8 million in the fourth quarter, down from $1.2 million during the third quarter.

Operating expenses were higher by 8.8% in the fourth quarter of 2007, amounting to $2.6 million compared to $2.4 million in the previous quarter. Fourth quarter operating expenses included $0.2 million of employee separation/restructuring costs and a $0.3 million provision for disputed purchase orders. Net Other Expenses for the fourth quarter increased to $1.5 million from $0.9 million during the third quarter, due to the continued appreciation of the Philippine peso.

Net loss increased to $3.3 million for the fourth quarter from $2.1 million in the third quarter.

2007 Full Year Financial Results

Revenues were $93.3 million in 2007, representing an increase of 4.0% over revenues of $89.7 million excluding revenue from discontinued operations for the same period last year.

In 2007, the continued appreciation of the Philippine currency against the U.S. dollar and an overall increase in the prices of raw materials, such as copper, gold and oil based materials had negatively affected our gross profit. The Philippine peso, on the average, has appreciated by 18.8%. Copper prices have increased by an average of 33%, from $5.3/kg in 2006 to $7.05/kg in 2007. These

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

external factors weighed on the Company’s financial operations during 2007. The cost reduction initiatives and productivity improvement programs implemented during the year has partly reduced the negative financial impact of these external factors.

In 2007, gross profit increased to $4.1 million, a 10.8% increase over gross profit of $3.7 million in 2006. The operating expenses decreased to $9.3 million in 2007 from $10.6 million in 2006 due to managements focus on efficiency and on driving cost reductions. The foreign exchange loss partly offset the efficiency gains, resulting in an improved net loss of $9.97 million in 2007, down from $11.6 million in 2006.

Balance Sheet Highlights

Cash and cash equivalents totaled $5.9 million as of December 31, 2007, compared to $3.3 million as of December 31, 2006. The increase in cash is largely attributable to improved collections and reduced inventories.

New acquisitions in property, plant and equipment totaled $3.3 million in 2007. These expenditures are mostly related to the purchase of machineries and equipment to improve capacity and support ramp up for new products.

Total current liabilities decreased by $4.4 million, from $37.8 million as of December 31, 2006 to $33.4 million as of December 31, 2007, mainly due to payment of trade and capital liabilities.

Non-current liabilities account includes the carrying amount of $6.8 million Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

Business Outlook

Arthur J. Young, Jr., Chairman and CEO said, “During the fourth quarter, we were faced with the challenges related to product mix changes and the continuing appreciation of the Philippine Peso. Given these challenges, we continue to enhance our focus on productivity and cost reduction measures, in anticipation of a seasonally flat market during the first quarter. We have seen and identified areas of growth in our company that we are actively pursuing. Specifically, these are in the power management segment of our QFN and Single Gauge DPAK family of packages. We have done strategic hiring, such as our new VP of Marketing and Sales based in the United States, as well as our new Taiwan marketing organization to support the new areas of growth. Our initiatives have shown very positive developments though we continue to be cautiously optimistic given the current worldwide market situation.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom	Lasse Glassen
(63 2) 838 4489	(213) 486 6546
lvcajucomjr@psitechnologies.com.ph	lglassen@frbir.com

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			Years Ended December 31
	31-Dec-07 Unaudited	30-Sep-07 Unaudited	31-Dec-06 Unaudited	31-Dec-07 Unaudited	31-Dec-06 Audited
REVENUES	$23,460,578	$22,502,430	$24,859,222	$93,317,313	$89,736,608
COST OF SALES	22,674,157	21,335,464	23,274,897	89,230,232	86,048,216

GROSS PROFIT (LOSS)	786,422	1,166,966	1,584,325	4,087,081	3,688,392

OPERATING EXPENSES
Research and development	374,991	308,405	303,891	1,209,451	1,150,922
Stock compensation cost	44,943	44,943	26,227	148,339	159,013
Administrative expenses	1,951,780	1,787,967	1,629,519	7,044,262	6,780,572
Special charges	—	—	—	4,394	1,884,289
Marketing expenses	200,582	223,628	165,444	878,723	669,424

Total Operating Expenses	2,572,295	2,364,943	2,125,081	9,285,169	10,644,220

LOSS FROM CONTINUING OPERATIONS	(1,785,874)	(1,197,977)	(540,756)	(5,198,088)	(6,955,828)

Interest and bank charges-net	(221,217)	(262,954)	(258,093)	(1,073,497)	(1,021,763)
Foreign exchange gains(losses)-net	(665,472)	(123,317)	(235,797)	(1,394,569)	(530,334)
Lease income	41,370	41,370	28,920	165,480	134,650
Exchangeable Note interest and financing charges	(657,283)	(638,130)	(634,615)	(2,525,321)	(2,336,003)
Gain (loss) on disposal of property and equipment	8,811	—	—	38,478	(7,066)
Income on refund from Manila Electric Company (Meralco)	—	—	—	—	91,188
Miscellaneous	34,508	57,355	(321,852)	110,445	—

Net Other Expense	(1,459,283)	(925,676)	(1,421,437)	(4,678,984)	(3,669,328)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(3,245,157)	(2,123,653)	(1,962,193)	(9,877,072)	(10,625,156)
PROVISION FOR INCOME TAX	—	—	16,969	—	191,033

NET LOSS FROM CONTINUING OPERATIONS	(3,245,157)	(2,123,653)	(1,979,162)	(9,877,072)	(10,816,189)
NET LOSS FROM DISCONTINUED OPERATIONS	66,000	23,904	42,442	89,904	784,861

NET LOSS	$(3,311,157)	$(2,147,557)	$(2,021,604)	$(9,966,976)	$(11,601,050)

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.25)	(0.16)	(0.15)	(0.75)	(0.87)

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Dec-07 Unaudited	31-Dec-06 Audited
ASSETS
Current Assets
Cash	$5,861,426	$3,270,042
Restricted Cash	—	102,969
Accounts receivable-net	12,263,943	14,643,596
Inventories-net	4,823,987	5,901,366
Other current assets-net	777,141	482,629

Total Current Assets	23,726,497	24,400,602

Noncurrent Assets
Property, plant and equipment-net	26,380,350	36,099,471
Other noncurrent assets-net	970,568	1,277,391

Total Noncurrent Assets	27,350,918	37,376,862

	$51,077,415	$61,777,464

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$22,407,087	$24,604,664
Accounts payable CAPEX	427,200	2,509,204
Loans Payable	10,020,000	10,524,743
Advance from customer	466,503	—
Trust receipts payable	52,520	39,998
Income tax payable	—	114,773

Total Current Liabilities	33,373,310	37,793,382

Noncurrent Liabilities
Exchangeable Note	6,843,695	4,541,506
Accrued retirement benefit cost	4,081,877	3,092,841

Total Noncurrent Liabilities	10,925,572	7,634,347

Stockholders’ Equity
Capital stock-Philippine peso 1-2/3 par value Authorized-37,058,100 shares Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,692,925	79,544,586
Other comprehensive loss	(1,807,801)	(2,055,236)
Deficit	(71,697,409)	(61,730,433)

Total Stockholders’ Equity	6,778,533	16,349,735

	$51,077,415	$61,777,464

PSi Technologies Holdings, Inc.

Fourth Quarter 2007 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,966,976)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	12,991,099
Interest on exchangeable notes converted to principal	1,331,689
Stock compensation costs	148,339
Amortization of debt issuance costs and discount	990,338
Accretion of interest receivable from sale of land, building and improvements	(30,281)
Accretion of interest receivable from Manila Electric Company	(32,594)
Unrealized foreign exchange losses	955,930
Provision for pension expense	605,974
Provision for inventory losses	4,395
Provision for doubtful accounts	10,843
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	1,479,164
Inventories	1,041,310
Other current assets	(244,776)
Decrease in trade and other payables	(5,297,362)

Net cash provided by (used in) operating activities	3,987,092

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(2,872,803)
Decrease (increase) in other noncurrent assets	350,584

Net cash used in investing activities	(2,522,219)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	12,522
Net proceeds from (payments of) loans payable	(504,743)
Advance from customer	1,500,000
Decrease in restricted cash	102,969

Net cash provided by financing activities	1,110,748

EFFECT OF EXCHANGE RATE CHANGES ON CASH	15,763

NET INCREASE (DECREASE) IN CASH	2,591,384
CASH, BEGINNING OF PERIOD	3,270,042

CASH, END OF PERIOD	$5,861,426

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$427,200